Exhibit 99.1

Origin Announces Strategic Cooperation Agreement with Longhan Investment Management in Integrated Saline-Alkaline Land Reclamation Technology

BEIJING, October 17, 2018 /PRNewswire/ -- Origin Agritech Ltd. (NASDAQ: SEED) (the “Company” or “Origin”), an agriculture technology and rural e-commerce company, today announced that the Company has entered into a strategic cooperation agreement with Longhan Investment Management Co., Ltd. (“Longhan”) pursuant to which both companies will work together to start the commercialization of Integrated Saline-Alkaline Land Reclamation (“ISALR”) technology in 2019, both in China and globally, and will integrate Longhan’s technologies with Origin’s seed technologies and agricultural business platform.

Longhan is an investment management company and operating platform that focuses on government-supported major projects in agricultural development and food security. With the Belt and Road initiative of the Chinese government, Longhan has developed and demonstrated its molecular biology technologies for seed treatment and soil treatment. Longhan has successfully tested its technologies on cotton in The Republic of Uzbekistan and on various crops, including corn, soybean, cotton, rice and vegetables, across several Chinese provinces with different degrees of saline-alkaline soil. The yield improvement for different crops ranges from 10-15% in medium level saline-alkaline land and over 15% for heavy saline-alkaline soil.

China has about 1.5 billion mu (100 million hectare) of saline-alkaline lands, while globally there is about 15 billion mu (1 billion hectare). Reclamation of these lands has become more and more critical to address the growing food demand in China and around the world. The escalation of the current U.S.-China trade dispute has intensified the Chinese government’s attention towards food security. The technologies for expanding plantable acreage through the reclamation of saline-alkaline lands are now well supported by the Chinese government. China currently imports overs 80% of the nation’s soybean demands. The ISALR technology will significantly increase the plantable acreage for corn and soybean and could thus dramatically alleviate China’s dependence on imported soybeans.

“We are impressed by Longhan’s technologies for seed and soil treatment and their initiative to work with the Chinese government to develop large reclamation projects for saline and alkaline soil. The strategic direction set out by Longhan complements well with Origin’s seed biotechnology and seed breading technology,” said Dr. Gengchen Han, Executive Chairman of Origin Agritech. Furthermore, large land reclamation projects will generate significant agricultural input demands, including seeds, fertilizer and agricultural chemicals, which could be better served with Origin’s supply chain established by the Origin e-Commune Network announced previously.

“We’re very pleased to work with Origin Agritech, one of the premier brand for the agricultural industry in China. Origin’s strong seed technologies and its commercial experience could jump start our commercialization initiative for our state-of-art molecular biology technologies. We look forward to our joint program and believe that we could see financial returns even at the onset of this cooperation in 2019, especially with the support of the Chinese government,” said Mr. Shuangcheng Zhou, Chairman and Chief Executive Officer of Longhan.

About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China'sleading agricultural technology and a rural social e-commerce company, expanding in mid-2018 from crop seed breeding and genetic improvement business to be a leading technology developer in new rural e-commerce platform and Blockchain technologies. In crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. For further information, please visit the Company's website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact:

Xin Zhou
Phone: +86-10-58907556
Email: xin.zhou@originseed.com.cn

SOURCE: Origin Agritech Limited